MAIL STOP 3561

November 16, 2006

Mr. Fletcher Jay McCusker
The Providence Service Corporation
5524 East Fourth Street
Tuscon, AZ 85711

      Re: The Providence Service Corporation
               File Number 000-50364
               Supplemental letter dated October 27, 2006

Dear Mr. McCusker:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 16, 2006

Note 1 – Segment disclosures, page 75

1. We note your response to prior comment five of our letter dated October 6, 2006. Please tell us what enhanced disclosures regarding segment reporting you would propose to include in future filings. It would appear that elements of your supplemental response should be included in your disclosure, including: (i) what types of financial information for each operating subsidiary are reviewed by your chief operating decision maker, (ii) that the operating results for each subsidiary are managed through comparisons to

budgeted results rather than comparison to other locations, and (iii) additional details regarding why management believes that it is appropriate to aggregate the operating companies into a single reporting segment. Consider disclosing your targeted long term operating margins as well as the range of actual operating margins and the reasons why you believe that the actual operating margins will approximate the targeted amounts.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies